EXHIBIT 77.C



CMC FUND TRUST

77.C	MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

	(a)     Meeting Date:   12/04/1997
	         This was a special meeting.

	(c) Matters voted upon at the meeting with the number of affirmative votes and the number of negative votes cast with respect to a new
	   investment advisory contract caused by the change in control of the Advisor resulting from the acquisition of the Advisor by Fleet Financial Group, Inc.

		Approval of Investment Advisory Contract

			     CMC Small Cap  CMC International   CMC High Yield

Affirmative Votes:        6,735,230	   1,892,101	     2,788,978
Negative Votes:		          0	           0		       0
Abstentions:		          0		     0		       0
Tot Shares Outstanding:	  7,975,274    1,978,639	     3,184,087

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